UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq. Friedman Kaplan Seiler & Adelman LLP 7 Times Square New York, NY 10036-6516 (212) 833-1110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

The following reporting persons (collectively, the “Reporting Persons”) (i) SG Enterprises II, LLC, a Washington limited liability company (“SG”), (ii) John W. Stanton (“Mr. Stanton”), and (iii) Theresa E. Gillespie (“Ms. Gillespie”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on February 17, 2017.  Mr. Stanton and Ms. Gillespie are husband and wife and are the sole owners, members, managers and officers of SG.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue, Washington 98004.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following as the penultimate paragraph thereof:

“On August 31, 2021 the Issuer announced that Trilogy LLC has requested that holders of Class C Units consider exercising their contractual right to redeem their Class C Units. Trilogy LLC may elect to repurchase the Class C Units of a holder that exercises its redemption right for either an equivalent number of Common Shares or for a cash amount based on the weighted average trading price of the Common Shares during the twenty consecutive trading days prior to the date such Class C Units are redeemed. Trilogy LLC has informed holders of Class C Units that Common Shares will be issued to any holder who exercises its redemption right.

In the event that less than 1,966,745 Class C Units are outstanding after any such redemptions, Trilogy LLC is required to redeem the remaining Class C Units outstanding for an equivalent number of Common Shares.

The Reporting Persons informed Trilogy LLC prior to the Issuer’s announcement that they (i) intend to redeem the 16,173,090 Class C Units owned by the Reporting Persons pursuant to Trilogy LLC’s redemption request and (ii) currently have no intention to sell any of the Common Shares that they hold today or will receive in connection with the redemption of their Class C Units.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2021
SG ENTERPRISES II, LLC

/s/ John W. Stanton
John W. Stanton
Manager

JOHN W. STANTON

/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
Theresa E. Gillespie

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